Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in MDS Inc.’s Annual Report on Form 40-F of our report dated January 22, 2008, with respect to the consolidated financial statements of MDS Inc. (“MDS” or the “Company”), included in the 2007 Annual Report to Shareholders of the Company.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12056, 333-12058, 333-12548, and 333-13538) of our reports dated January 22, 2008, with respect to the consolidated financial statements of the Company, MDS management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company incorporated by reference in the Annual Report on Form 40-F for the year ended October 31, 2007.

Toronto, Canada
January 22, 2008